100 Overlook Center, 2nd FL Princeton NJ 08540 T: 609.498.7029

June 4, 2012

Via EDGAR

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Attention:	Rufus Decker Accounting Branch Chief

Re:	Carbonics Capital Corporation

Form 10-K for Year Ended December 31, 2011

Filed April 16, 2012

File #0-28887

Dear Mr. Decker:

Reference is made to your letters dated May 22, 2012 and April 24, 2012 regarding the Interactive Data Files that were omitted from the Form 10-K for the year ended December 31, 2011, which was filed by Carbonics on April 16, 2012 (“10-K”).

Please be advised that our financial printer has prepared the required Interactive Data Files for the 10-K and we are currently reviewing those files for sign-off. Accordingly, we expect to file an amendment to the 10-K, no later than June 6, 2012, which will add to the 10-K the required Interactive Data Files.

Thank you for your assistance.

Very truly yours

CARBONICS CAPITAL CORPORATION

By:     /s/ Stephen J. Schoepfer

Stephen J. Schoepfer

Chief Executive Officer